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BRIGHT MINDS BIOSCIENCES ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

Vancouver, British Columbia, November 28, 2022 - Bright Minds Biosciences Inc. (CSE:DRUG) (NASDAQ:DRUG) ("Bright Minds" or the "Company") is pleased to announce a non-brokered private placement of (i) pre-funded warrants of the Company ("PFWs") at a price of $1.249 per PFW (the "PFW Offering"), and (ii) units of the Company ("Units") at a price of $1.25 per Unit (the "Unit Offering").The aggregate minimum gross proceeds of the Unit Offering and the PFW Offering, on a combined basis, is $1,000,000 (the "Minimum Offering") and the aggregate maximum gross proceeds of the Unit Offering and the PFW Offering, on a combined basis, is $2,050,000. The Company, in its sole discretion, may determine the number of PFWs issued pursuant to the PFW Offering and the number of Units issued pursuant to the Unit Offering, provided that the aggregate proceeds raised is equal to or above the Minimum Offering amount.

Each PFW is exercisable into one Unit at an exercise price of $0.001 per Unit on the date that is the earlier of (a) the date the holder thereof elects to exercise the PFWs and pays the exercise price therefor, and (b) 24 months from the date of closing (the "Closing Date"). Each Unit will be comprised of one common share in the capital of the Company (a "Share") and one common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to acquire one additional Share (a "Warrant Share") at a price of $1.35 per Warrant Share for a period of 24 months from the Closing Date.

The Company intends to use the aggregate gross proceeds from the PFW Offering and the Unit Offering to complete the Phase 1 clinical trial for BMB-101 and a regulatory toxicology package and related activities for BMB-202. The Unit Offering and the PFW Offering may close on one or more dates as the Company may determine.

The Company may pay a finder's fee in connection with the Unit Offering and PFW Offering to eligible arm's length finders in accordance with the policies of the Canadian Securities Exchange.

All securities issued in connection with the PFW Offering will be subject to a statutory hold period of four months and one day following the Closing Date in accordance with applicable Canadian securities laws.

The Unit Offering is being completed pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 Prospectus Exemptions and therefore the securities issued in the Unit Offering will not be subject to a hold period in accordance with applicable Canadian securities laws. *

The securities issued pursuant to the PFW Offering and the Unit Offering have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons in the absence of U.S. registration or an applicable exemption from the U.S. registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds' drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

Investor Contacts:

Lisa Wilson

E: lwilson@insitecony.com

T: 917-543-9932

Ian McDonald

CEO and Director

E: ian@brightmindsbio.com

T: 647 407 2515

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this new release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

[* Certain portions of the news release have been redacted to comply with Rule 135c under the United States Securities Act of 1933, as amended.]